Exhibit 99.1

Baidu Announces Second Quarter 2014 Results

BEIJING, China, July 24, 2014 – Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the second quarter ended June 30, 20141.

Second Quarter 2014 Highlights

•	Total revenues in the second quarter of 2014 were RMB11.986 billion ($1.932 billion), a 58.5% increase from the corresponding period in 2013.

•	Operating profit in the second quarter of 2014 was RMB3.558 billion ($573.6 million), a 22.5% increase from the corresponding period in 2013.

•	Net income attributable to Baidu in the second quarter of 2014 was RMB3.547 billion ($571.7 million), a 34.1% increase from the corresponding period in 2013. Diluted earnings attributable to Baidu per ADS for the second quarter of 2014 were RMB10.09 ($1.63); diluted earnings attributable to Baidu per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2014 were RMB10.72 ($1.73).

“We had a great quarter as we continued to build very strong mobile momentum. As the clear leader in mobile search, mobile map and app distribution, mobile revenue for the first time ever contributed to 30 percent of our total revenue”, said Robin Li, chairman and chief executive officer of Baidu. “We deepened our investment in advanced technologies like Deep Learning, which is already yielding near term enhancements in user experience and customer ROI and is expected to drive transformational change over the longer term.”

Mr. Li continued,“Baidu’s scope now embraces ‘connecting people with services’, and we will continue leveraging our vast traffic resources, deep product portfolio and world class technology to fulfill this broader mission. Whether a user is looking for information, content or services, Baidu offers a seamless, integrated experience, from query to fulfillment.”

“In the second quarter, revenue remained on a solid growth trajectory, with mobile as an integral part of our business that is a clear driver of our topline,” commented Jennifer Li, Baidu’s chief financial officer. “We will continue to invest in product and technology to deepen our market leadership and fulfill our long-term vision.”

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2036 to US$1.00, the effective noon buying rate as of June 30, 2014 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Second Quarter 2014 Results

Baidu reported total revenues of RMB11.986 billion ($1.932 billion) for the second quarter of 2014, representing a 58.5% increase from the corresponding period in 2013.

Online marketing revenues for the second quarter of 2014 were RMB11.837 billion ($1.908 billion), representing a 57.0% increase from the corresponding period in 2013. Baidu had about 488,000 active online marketing customers2 in the second quarter of 2014, representing a 4.3% increase from the corresponding period in 2013 and a 9.4% increase from the first quarter of 2014. Revenue per online marketing customer for the second quarter was approximately RMB24,200 ($3,901), a 50.3% increase from the corresponding period in 2013 and a 15.8% increase compared to the first quarter of 2014.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB1.517 billion ($244.6 million), representing 12.7% of total revenues, as compared to 11.6% in the corresponding period in 2013 and 12.4% in the first quarter of 2014. The increase reflects increased contribution of contextual ads, mobile and promotion of hao123.

Bandwidth costs as a component of cost of revenues were RMB700.5 million ($112.9 million), representing 5.8% of total revenues, compared to 6.0% in the corresponding period in 2013.

Depreciation costs as a component of cost of revenues were RMB461.9 million ($74.5 million), representing 3.9% of total revenues, compared to 4.7% in the corresponding period in 2013.

Content costs as a component of cost of revenues were RMB354.3 million ($57.1 million), representing 3.0% of total revenues, compared to 2.0% in the corresponding period in 2013, and 4.1% in the previous quarter. Content costs are mainly related to iQiyi.

Selling, general and administrative expenses were RMB2.149 billion ($346.4 million), representing an increase of 99.3% from the corresponding period in 2013, primarily due to an increase in promotional spending for mobile products.

Research and development expenses were RMB1.737 billion ($280.0 million), an 84.5% increase from the corresponding period in 2013. The increase was primarily due to an increase in the number of research and development personnel.

Share-based compensation expenses, which were allocated to related operating costs and expense line items, were RMB220.6 million ($35.6 million) in the second quarter of 2014, compared to RMB83.3 million in the corresponding period in 2013 and RMB169.0 million in the first quarter of 2014. The increase was a result of increased share grants to employees.

Operating profit was RMB3.558 billion ($573.6 million), representing a 22.5% increase from the corresponding period in 2013. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB3.779 billion ($609.1 million), a 26.5% increase from the corresponding period in 2013.

[2]	The number of active online marketing customers and revenue per online active customer exclude our group-buying related businesses for consistency with previous reporting.

Income tax expense was RMB605.6 million ($97.6 million), compared to an income tax expense of RMB513.2 million in the corresponding period in 2013. The effective tax rate for the second quarter of 2014 was 15.4% as compared to 16.3% for the corresponding period in 2013 and 15.1% in the first quarter of 2014.

Net income attributable to Baidu was RMB3.547 billion ($571.7 million), representing a 34.1% increase from the corresponding period in 2013. Basic and diluted earnings per ADS for the second quarter of 2014 amounted to RMB10.12 ($1.63) and RMB10.09 ($1.63), respectively.

Net income attributable to Baidu excluding share-based compensation expenses (non-GAAP) was RMB3.767 billion ($607.3 million), a 38.1% increase from the corresponding period in 2013.

Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2014 amounted to RMB10.75 ($1.73) and RMB10.72 ($1.73), respectively.

As of June 30, 2014, the Company had cash, cash equivalents and short-term investments of RMB48.659 billion ($7.844 billion). Net operating cash inflow for the second quarter of 2014 was RMB4.128 billion ($665.4 million). Capital expenditures for the second quarter of 2014 were RMB863.7 million ($139.2 million).

Adjusted EBITDA (non-GAAP), defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, was RMB4.494 billion ($724.5 million) for the second quarter of 2014, representing a 29.3% increase from the corresponding period in 2013.

Outlook for Third Quarter 2014

Baidu currently expects to generate total revenues in an amount ranging from RMB13.420 billion ($2.163 billion) to RMB13.780 billion ($2.221 billion) for the third quarter of 2014, representing a 50.9% to 55.0% year-over-year increase. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 PM on July 24, 2014 U.S. Eastern Time (8:00 AM on July 25, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International:	+65-6723-9381
US:	+1-845-675-0437
UK:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
Passcode for all regions:	68594572

A replay of the conference call may be accessed by phone at the following number until August 1, 2014:

International:	+61-2-8199-0299
Passcode:	68594572

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best and most equitable way for people to find what they’re looking for. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs trade on the NASDAQ Global Select Market under the symbol “BIDU”. Currently, ten ADSs represent one Class A ordinary share.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2014 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese, Japanese and other Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses, particularly share-based compensation expenses, that may not be indicative of its operating performance or financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu has computed its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. A limitation of using non-GAAP adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

For investor and media inquiries, please contact:

China

Sharon Ng

Baidu, Inc.

Tel: +86-10-5992-4958

ir@baidu.com

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In RMB thousands except for number of shares and per share data)	June 30 2014	December 31 2013
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	12,367,575	9,691,797
Restricted cash	357,683	259,533
Short-term investments	36,290,964	28,734,761
Accounts receivable, net	2,906,765	2,220,846
Amounts due from related parties	50	104
Deferred tax assets, net	520,825	286,844
Other assets, current	2,120,614	1,835,265

Total current assets	54,564,476	43,029,150

Non-current assets:
Fixed assets, net	7,232,490	5,370,268
Intangible assets, net	3,478,030	3,630,315
Goodwill	17,128,542	16,864,350
Long-term investments, net	1,888,410	634,777
Amounts due from related parties	—	370,916
Deferred tax assets, net	96,529	97,940
Other assets, non-current	1,035,426	988,072

Total non-current assets	30,859,427	27,956,638

Total assets	85,423,903	70,985,788

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	43,430	—
Accounts payable and accrued liabilities	9,665,078	7,362,138
Customer advances and deposits	3,236,645	2,977,872
Deferred revenue	288,964	226,599
Deferred income	98,458	77,287
Long-term loans, current portion	352,156	343,625
Capital lease obligation	81,923	44,907
Due to Related Parties, Current	398	398

Total current liabilities	13,767,052	11,032,826

Non-current liabilities:
Deferred income	454,956	376,491
Long-term loans	2,166,920	2,112,359
Notes payable	21,656,443	15,116,990
Amounts due to related parties	—	373,227
Deferred tax liabilities	1,164,346	1,200,270
Capital lease obligation	67,976	40,999
Other Non Current Liabilities	77,795	67,376

Total non-current liabilities	25,588,436	19,287,712

Total liabilities	39,355,488	30,320,538

Equity
Class A Ordinary Shares, par value US$0.00005 per share, 825,000,000 shares authorized, and 27,492,452 shares and 27,543,034 shares issued and outstanding as at December 31, 2013 and June 30, 2014	12	12
Class B Ordinary Shares, par value US$0.00005 per share, 35,400,000 shares authorized, and 7,537,921 shares and 7,517,921 shares issued and outstanding as at December 31, 2013 and June 30, 2014	3	3
Additional paid-in capital	3,028,939	3,056,418
Retained earnings	40,607,274	34,525,386
Accumulated other comprehensive income	777,043	843,096

Total Baidu, Inc. shareholders’ equity	44,413,271	38,424,915
Noncontrolling interests	1,655,144	2,240,335
Total equity	46,068,415	40,665,250

Total liabilities, redeemable noncontrolling interests, and equity	85,423,903	70,985,788

Baidu, Inc.

Condensed Consolidated Statements of Income

	Three Months Ended
(In RMB thousands except for share, per share (or ADS) information)	June 30, 2014	June 30, 2013	March 31, 2014
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	11,836,858	7,539,133	9,378,318
Other services	148,924	21,682	118,234

Total revenues	11,985,782	7,560,815	9,496,552

Operating costs and expenses:
Cost of revenues (note 1, 2)	(4,541,422)	(2,637,118)	(3,837,340)
Selling, general and administrative (note 2)	(2,148,874)	(1,078,066)	(2,008,890)
Research and development (note 2)	(1,737,216)	(941,766)	(1,276,650)

Total operating costs and expenses	(8,427,512)	(4,656,950)	(7,122,880)

Operating profit	3,558,270	2,903,865	2,373,672

Other income:
Interest income	463,802	317,811	419,495
Interest expense	(146,045)	(91,249)	(121,784)
Foreign exchange income (loss), net	81	(6,382)	97,302
Income (loss) from equity method investments	(5,501)	84	(5,603)
Other income, net	66,888	27,341	77,526

Total other income	379,225	247,605	466,936

Income before income taxes	3,937,495	3,151,470	2,840,608

Income taxes	(605,614)	(513,170)	(430,296)

Net income	3,331,881	2,638,300	2,410,312

Less: net loss attributable to noncontrolling interests	(214,815)	(5,589)	(124,880)
Net income attributable to Baidu, Inc.	3,546,696	2,643,889	2,535,192

Earnings per share for Class A and Class B ordinary shares:
Net income attributable to Baidu, Inc.-Basic	101.19	75.19	72.36
Net income attributable to Baidu, Inc.-Diluted	100.91	75.15	72.14

Earnings per ADS (1 Class A ordinary share equals 10 ADSs ):
Net income attributable to Baidu, Inc.-Basic	10.12	7.52	7.24
Net income attributable to Baidu, Inc.-Diluted	10.09	7.52	7.21

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	35,050,662	34,975,728	35,035,287
Diluted	35,148,579	34,994,400	35,143,937

(1) Cost of revenues are detailed as follows:
Sales tax and surcharges	(872,086)	(544,958)	(699,370)
Traffic acquisition costs	(1,517,128)	(879,971)	(1,181,803)
Bandwidth costs	(700,473)	(457,287)	(646,087)
Depreciation costs	(461,927)	(356,979)	(430,497)
Operational costs	(627,052)	(243,229)	(479,542)
Content costs	(354,294)	(150,652)	(393,639)
Share-based compensation expenses	(8,462)	(4,042)	(6,402)

Total cost of revenues	(4,541,422)	(2,637,118)	(3,837,340)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(8,462)	(4,042)	(6,402)
Selling, general and administrative	(97,030)	(22,135)	(76,947)
Research and development	(115,060)	(57,107)	(85,618)

Total share-based compensation expenses	(220,552)	(83,284)	(168,967)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2013			Three months ended March 31, 2014			Three months ended June 30, 2014
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	2,903,865	83,284	2,987,149	2,373,672	168,967	2,542,639	3,558,270	220,552	3,778,822

	Three months ended June 30, 2013			Three months ended March 31, 2014			Three months ended June 30, 2014
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income attributable to Baidu, Inc.	2,643,889	83,284	2,727,173	2,535,192	168,967	2,704,159	3,546,696	220,552	3,767,248

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended June 30, 2013	As a % of total revenues	Three months ended March 30, 2014	As a % of total revenues	Three months ended June 30, 2014	As a % of total revenues
Net cash provided by operating activities	3,205,046	42%	3,612,458	38%	4,127,577	34%

Changes in assets and liabilities, net of effects of acquisitions	6,321	0%	(356,407)	–4%	140,385	1%
Income taxes expenses	513,170	7%	430,296	5%	605,614	5%
Interest income and other, net	(247,605)	–3%	(466,936)	–5%	(379,225)	–3%

Adjusted EBITDA	3,476,932	46%	3,219,411	34%	4,494,351	37%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.